UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Polestar Automotive Holding UK PLC

(Name of Issuer)

Class A American Depositary Shares

Class A Ordinary Shares, par value $0.01 each

(Title of Class of Securities)

731105201

(CUSIP Number)

Zhejiang Geely Holding Group Company Limited

No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China

+86 (571) 2809 8282

Rosmarie Söderbom

Volvo Car Corporation

Avd 50090, HB3S

405 31 Göteborg, Sweden

+46 (0)766 210020

with copies to,

King & Wood Mallesons LLP

Laura Hua Luo Hemmann, Esq

500 5th Ave., 50th Floor

New York, New York 10110

+1 212 319 4755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Polestar Automotive Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Hong Kong
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 0 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0 (1)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. On December 9, 2022, Polestar Automotive Holding Limited made a non-cash distribution (the “Distribution”) of all of the shares of the Issuer it directly held, consisting of (i) 294,877,349 Class A American Depository Shares (“Class A ADS”), and (ii) 1,642,233,575 Class B American Depositary Shares (“Class B ADS”) to its direct shareholders, including PSD Investment Limited, Snita Holding B.V., and certain other shareholders who are not Reporting Persons of this Schedule 13D. As a result of the Distribution, Polestar Automotive Holding Limited no longer directly or indirectly holds any shares of the Issuer, and the Reporting Persons who were reported to have shared the voting and dispositive power of all the shares of the Issuer held directly by Polestar Automotive Holding Limited no longer share such voting and dispositive power. Instead, such Reporting Persons will have sole voting and dispositive power with respect to the shares of the Issuer they directly hold respectively.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): PSD Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,280,137,370 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 828,013,737 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 828,013,737 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 39.3% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes 828,013,737 Class B ADSs transferred by Polestar Automotive Holding Limited to PSD Investment Limited in connection with the Distribution. Each Class A ADS represents one Class A Ordinary Share, par value $0.01 each (“Class A Share”). Each Class B ADS represents one Class B Ordinary Share (“Class B Share”). Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)

Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of August 17, 2022, as reported in the Issuer’s Amendment No.1 to Form F-1 Registration Statement filed on August 17, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): PSD Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,280,137,370 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 828,013,737 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 828,013,737 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 39.3% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes 828,013,737 Class B ADSs transferred by Polestar Automotive Holding Limited to PSD Investment Limited in connection with the Distribution. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)

Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of August 17, 2022, as reported in the Issuer’s Amendment No.1 to Form F-1 Registration Statement filed on August 17, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): PSINV AB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0 (1)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. On November 22, 2022, PSINV AB transferred all of its equity interests in Polestar Automotive Holding Limited to Snita Holding B.V. and ceased to directly or indirectly hold any shares of the Issuer.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Snita Holding B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Netherlands
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,346,771,004 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,018,792,462 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,018,792,462 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 48.3% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 60,000,000 Class A ADSs directly held by Snita Holding B.V. prior to the Distribution; and (ii) 144,572,624 Class A ADSs and 814,219,838 Class B ADSs transferred by Polestar Automotive Holding Limited to Snita Holding B.V. in connection with the Distribution. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of August 17, 2022, as reported in the Issuer’s Amendment No.1 to Form F-1 Registration Statement filed on August 17, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): 98-0626415 Volvo Car Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,346,771,004 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,018,792,462 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,018,792,462 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 48.3% (1)(2)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 60,000,000 Class A ADSs directly held by Snita Holding B.V. prior to the Distribution; and (ii) 144,572,624 Class A ADSs and 814,219,838 Class B ADSs transferred by Polestar Automotive Holding Limited to Snita Holding B.V. in connection with the Distribution. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of August 17, 2022, as reported in the Issuer’s Amendment No.1 to Form F-1 Registration Statement filed on August 17, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Volvo Car AB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,346,771,004 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,018,792,462 (1)
	10.	Shared Dispositive Power: 1,018,792,462 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,018,792,462 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 48.3% (1)(2)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 60,000,000 Class A ADSs directly held by Snita Holding B.V. prior to the Distribution; and (ii) 144,572,624 Class A ADSs and 814,219,838 Class B ADSs transferred by Polestar Automotive Holding Limited to Snita Holding B.V. in connection with the Distribution. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of August 17, 2022, as reported in the Issuer’s Amendment No.1 to Form F-1 Registration Statement filed on August 17, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Geely Sweden Holdings AB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,383,462,615 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,055,484,073 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,055,484,073 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 50.0% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 60,000,000 Class A ADSs directly held by Snita Holding B.V. prior to the Distribution; (ii) 144,572,624 Class A ADSs and 814,219,838 Class B ADSs transferred by Polestar Automotive Holding Limited to Snita Holding B.V. in connection with the Distribution; (iii) 13,664,063 Class A ADSs transferred by Polestar Automotive Holding Limited to GLY New Mobility 1. LP in connection with the Distribution; (iv) 21,862,507 Class A ADSs transferred by Polestar Automotive Holding Limited to Northpole GLY 1 LP in connection with the Distribution; and (v) 168,167 Class A ADSs directly held by Northpole GLY 2 LP as of December 19, 2022, which entity has made and will further make distributions in species of the Issuer’s securities to its limited partners from time to time. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of August 17, 2022, as reported in the Issuer’s Amendment No.1 to Form F-1 Registration Statement filed on August 17, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Shanghai Geely Zhaoyuan International Investment Co., Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,383,462,615 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,055,484,073 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,055,484,073 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 50.0% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 60,000,000 Class A ADSs directly held by Snita Holding B.V. prior to the Distribution; (ii) 144,572,624 Class A ADSs and 814,219,838 Class B ADSs transferred by Polestar Automotive Holding Limited to Snita Holding B.V. in connection with the Distribution; (iii) 13,664,063 Class A ADSs transferred by Polestar Automotive Holding Limited to GLY New Mobility 1. LP in connection with the Distribution; (iv) 21,862,507 Class A ADSs transferred by Polestar Automotive Holding Limited to Northpole GLY 1 LP in connection with the Distribution; and (v) 168,167 Class A ADSs directly held by Northpole GLY 2 LP as of December 19, 2022, which entity has made and will further make distributions in species of the Issuer’s securities to its limited partners from time to time. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of August 17, 2022, as reported in the Issuer’s Amendment No.1 to Form F-1 Registration Statement filed on August 17, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Beijing Geely Wanyuan International Investment Co., Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,383,462,615 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,055,484,073 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,055,484,073 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 50.0 (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 60,000,000 Class A ADSs directly held by Snita Holding B.V. prior to the Distribution; (ii) 144,572,624 Class A ADSs and 814,219,838 Class B ADSs transferred by Polestar Automotive Holding Limited to Snita Holding B.V. in connection with the Distribution; (iii) 13,664,063 Class A ADSs transferred by Polestar Automotive Holding Limited to GLY New Mobility 1. LP in connection with the Distribution; (iv) 21,862,507 Class A ADSs transferred by Polestar Automotive Holding Limited to Northpole GLY 1 LP in connection with the Distribution; and (v) 168,167 Class A ADSs directly held by Northpole GLY 2 LP as of December 19, 2022, which entity has made and will further make distributions in species of the Issuer’s securities to its limited partners from time to time. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of August 17, 2022, as reported in the Issuer’s Amendment No.1 to Form F-1 Registration Statement filed on August 17, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Beijing Geely Kaisheng International Investment Co., Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,383,462,615 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,055,484,073 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,055,484,073 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 50.0% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 60,000,000 Class A ADSs directly held by Snita Holding B.V. prior to the Distribution; (ii) 144,572,624 Class A ADSs and 814,219,838 Class B ADSs transferred by Polestar Automotive Holding Limited to Snita Holding B.V. in connection with the Distribution; (iii) 13,664,063 Class A ADSs transferred by Polestar Automotive Holding Limited to GLY New Mobility 1. LP in connection with the Distribution; (iv) 21,862,507 Class A ADSs transferred by Polestar Automotive Holding Limited to Northpole GLY 1 LP in connection with the Distribution; and (v) 168,167 Class A ADSs directly held by Northpole GLY 2 LP as of December 19, 2022, which entity has made and will further make distributions in species of the Issuer’s securities to its limited partners from time to time. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of August 17, 2022, as reported in the Issuer’s Amendment No.1 to Form F-1 Registration Statement filed on August 17, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Zhejiang Geely Holding Group Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,383,462,615 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,055,484,073 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,055,484,073 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 50.0% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 60,000,000 Class A ADSs directly held by Snita Holding B.V. prior to the Distribution; (ii) 144,572,624 Class A ADSs and 814,219,838 Class B ADSs transferred by Polestar Automotive Holding Limited to Snita Holding B.V. in connection with the Distribution; (iii) 13,664,063 Class A ADSs transferred by Polestar Automotive Holding Limited to GLY New Mobility 1. LP in connection with the Distribution; (iv) 21,862,507 Class A ADSs transferred by Polestar Automotive Holding Limited to Northpole GLY 1 LP in connection with the Distribution; and (v) 168,167 Class A ADSs directly held by Northpole GLY 2 LP as of December 19, 2022, which entity has made and will further make distributions in species of the Issuer’s securities to its limited partners from time to time. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of August 17, 2022, as reported in the Issuer’s Amendment No.1 to Form F-1 Registration Statement filed on August 17, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Shufu Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 16,663,599,985 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,883,497,810 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,883,497,810 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 89.3% (2)(3)
14.	Type of Reporting Person (See Instructions): IN

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 60,000,000 Class A ADSs directly held by Snita Holding B.V. prior to the Distribution; (ii) 144,572,624 Class A ADSs and 814,219,838 Class B ADSs transferred by Polestar Automotive Holding Limited to Snita Holding B.V. in connection with the Distribution; (iii) 828,013,737 Class B ADSs transferred by Polestar Automotive Holding Limited to PSD Investment Limited in connection with the Distribution; (iv) 13,664,063 Class A ADSs transferred by Polestar Automotive Holding Limited to GLY New Mobility 1. LP in connection with the Distribution; (v) 21,862,507 Class A ADSs transferred by Polestar Automotive Holding Limited to Northpole GLY 1 LP in connection with the Distribution; and (vi) 168,167 Class A ADSs directly held by Northpole GLY 2 LP as of December 19, 2022, which entity has made and will further make distributions in species of the Issuer’s securities to its limited partners from time to time. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)

Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of August 17, 2022, as reported in the Issuer’s Amendment No.1 to Form F-1 Registration Statement filed on August 17, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends the statement on the Schedule 13D originally filed on July 7, 2022 by Reporting Persons Polestar Automotive Holding Limited, PSD Investment Limited, PSD Capital Limited, PSINV AB, Snita Holding B.V., Volvo Car Corporation, Volvo Car AB, Geely Sweden Holdings AB, Shanghai Geely Zhaoyuan International Investment Co., Ltd, Beijing Geely Wanyuan International Investment Co., Ltd, Beijing Geely Kaisheng International Investment Co., Ltd, Zhejiang Geely Holding Group Company Limited, and Shufu Li. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

On November 22, 2022, PSINV AB transferred all of its equity interests in Polestar Automotive Holding Limited to Snita Holding B.V. Subsequently, on December 9, 2022, Polestar Automotive Holding Limited made a non-cash distribution (the “Distribution”) of (i) 294,877,349 Class A ADSs, and (ii) 1,642,233,575 Class B ADSs directly held by it to its direct shareholders, including PSD Investment Limited, Snita, and certain other shareholders who are not Reporting Persons of this Schedule 13D. As the result of the transactions described above, PSINV AB and Polestar Automotive Holding Limited no longer directly or indirectly hold any shares of the Issuer. This Amendment constitutes an exit filing for Polestar Automotive Holding Limited and PSINV AB.

This Amendment is being filed to report the result of the foregoing transactions and that Polestar Automotive Holding Limited and PSINV AB have ceased to be the beneficial owners of more than five percent of the outstanding Class A ADSs and Class A Class A Shares of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended in its entirety as follows:

(a), (b), (c), (f)

Polestar Automotive Holding Limited (“Parent”)

Residence or business address: 12/F, H Code, 45 Pottinger Street, Central, Hong Kong

State of Incorporation/Organization/Citizenship: Hong Kong

Entity Type: Private Company Limited by Shares

Snita Holding B.V. (“Snita”)

Residence or business address: Stationsweg 2, Beesd, 4153 RD, Netherlands

State of Incorporation/Organization/Citizenship: Netherlands

Entity Type: Netherlands Limited Liability Company

PSD Investment Limited (“PSD Investment”)

Residence or business address: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

State of Incorporation/Organization/Citizenship: British Virgin Islands

Entity Type: British Virgin Islands Company Limited by Shares

PSINV AB (“PSINV”)

Residence or business address: Avd. 50090 HB3S, 405 31 Göteborg, Sweden

State of Incorporation/Organization/Citizenship: Sweden

Entity Type: Swedish Private Limited Company

Volvo Car Corporation (“Volvo Cars”)

Residence or business address: Avd. 50090 HB3S, 405 31 Göteborg, Sweden

State of Incorporation/Organization/Citizenship: Sweden

Entity Type: Swedish Private Limited Company

PSD Capital Limited (“PSD Capital”)

Residence or business address: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

State of Incorporation/Organization/Citizenship: British Virgin Islands

Entity Type: British Virgin Islands Company Limited by Shares

Volvo Car AB (“VCAB”)

Residence or business address: Avd. 50090 HB3S, 405 31 Göteborg, Sweden

State of Incorporation/Organization/Citizenship: Sweden

Entity Type: Swedish Public Limited Company

Geely Sweden Holdings AB (“Geely Sweden”)

Residence or business address: Box 10038, 400 70 Göteborg, Sweden

State of Incorporation/Organization/Citizenship: Sweden

Entity Type: Swedish Private Limited Company

Shanghai Geely Zhaoyuan International Investment Co., Ltd (“Shanghai Geely”)

Residence or business address: Room 1478, Building 10, No. 1630 Yecheng Road, Jiangding District, Shanghai, China

State of Incorporation/Organization/Citizenship: China

Entity Type: Chinese Limited Liability Company

Beijing Geely Wanyuan International Investment Co. Ltd (“Beijing Geely Wanyuan”)

Residence or business address: Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China

State of Incorporation/Organization/Citizenship: China

Entity Type: Chinese Limited Liability Company

Beijing Geely Kaisheng International Investment Co., Ltd. (“Beijing Geely Kaisheng”)

Residence or business address: Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China

State of Incorporation/Organization/Citizenship: China

Entity Type: Chinese Limited Liability Company

Zhejiang Geely Holding Group Company Limited (“Zhejiang Geely”)

Residence or business address: No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China

State of Incorporation/Organization/Citizenship: China

Entity Type: Chinese Limited Liability Company

Shufu Li

Residence or business address: Room 303, Building 12, No. 980 Mingzhou Road, Xinqi Street, Beilun District, Ningbo, Zhejiang, China

Citizenship: China

Parent, Snita, PSD Investment, PSINV, PSD Investment, PSD Capital, Geely Sweden, Shanghai Geely, Beijing Geely Wanyuan, and Beijing Geely Kaisheng are holding companies which, through their subsidiaries, operates premium electric performance car brands as well as designing related products, and hold shares in or on behalf of certain other entities and individuals.

The principal businesses of Volvo Cars and VCAB are building, selling and marketing cars and other related activities.

The principal business of Zhejiang Geely is automobile manufacturing.

Explanatory Note Regarding the Relationships of the Reporting Persons

Shareholders of Parent Prior to the Distribution (Snita, PSD Investment, and Certain Other Shareholders Who are Not Reporting Persons)

As of June 23, 2022, (i) Snita owns 48.75% of Parent, and controls 48.71% voting power of Parent, (ii) PSD Investment owns 42.74% of Parent, and controls 49.53% of voting power of Parent, (iii) PSINV owns 0.74% of Parent, and controls 0.86% voting power of Parent. Pursuant that certain Acknowledgement Agreement to the Shareholders Agreement dated September 27, 2021, as amended (the “Shareholder Acknowledgement Agreement”), by and among Parent, Snita, PSD Investment, PSINV, Issuer, and certain other parties thereto, each of the shareholders of Parent can direct Parent to exercise the proportion of its proportion of Parent’s voting rights in the Issuer that directly corresponds to the proportion of such shareholder’s voting rights in Parent, and that the Class A and Class B shares of Parent are deemed to have and be subject to the corresponding rights, privileges, entitlements, and obligations as each Class A Share and Class B Share of the Issuer, as set out under the Issuer’s Articles of Association (the “Articles”). In addition, the Articles provides that decisions of the board of directors of the Issuer is determined by a majority of votes. Accordingly, the Shareholder Acknowledgement Agreement and Articles, taken collectively, indicates that Snita, PSD Investment, and PSINV collectively share the voting power and dispositive power with respect to 100% of the Class A Shares and Class B Shares of the Issuer directly held by Parent. The foregoing description is qualified by the Shareholder Acknowledgement Agreement and Articles, copied of which are attached hereto as Exhibits 3 and 4, respectively, and are hereby incorporated by reference in its entirety.

On November 22, 2022, PSINV AB transferred all of its equity interests in Polestar Automotive Holding Limited to Snita Holding B.V. and ceased to directly or indirectly hold any shares of the Issuer.

On December 9, 2022, Parent made a non-cash distribution of (i) 294,877,349 Class A ADSs, and (ii) 1,642,233,575 Class B ADSs directly held by it to its direct shareholders, including PSD Investment, Snita, and certain other shareholders who are not Reporting Persons of this Schedule 13D. As a result, PSD Investment and Snita, and such other shareholders of Parent became direct shareholders of the Issuer, including (x) GLY New Mobility 1. LP, and (y) Northpole GLY 1 LP, two funds directly controlled by certain Reporting Persons. See subtitle “Non-Reporting Persons Indirectly Controlled by the Reporting Persons” below for a description of such funds’ shareholding structure, which determines the beneficial ownership of the shares of the Issuer directly held by them.

Direct and Indirect Shareholders of Snita

As of June 23, 2022, (i) Snita is 100% owned by Volvo Cars, (ii) Volvo Cars is 100% owned by VCAB, (iii) VCAB is 82% owned by Geely Sweden and 18% owned by stock exchange investors, (iv) Geely Sweden is 100% owned by Shanghai Geely, (v) Shanghai Geely is 60.96% owned by Beijing Geely Wanyuan and 39,04% owned by Zhejiang Geely, (vi) Beijing Geely Wanyuan is 100% owned by Beijing Geely Kaisheng, (vii) Beijing Geely Kaisheng is 100% owned by Zhejiang Geely, and (viii) Zhejiang Geely is 91.9% owned by Shufu Li (including (x) 82.2% of the shares of Zhejiang Geely directly held by Shufu Li, and (y) 9.7% of the shares of Zhejiang Geely indirectly held by Shufu Li, over which he shares the voting and dispositive power with a person who is not a Reporting Person to this Schedule 13D).

As of December 9, 2022, the shareholding structure among Snita and its direct and indirect shareholders described above remain unchanged.

Therefore, Reporting Persons that are direct or indirect shareholders of Snita, including Volvo Cars, VCAB, Geely Sweden, Shanghai Geely, Beijing Geely Wanyuan, Beijing Geely Kaisheng, Zhejiang Geely, and Shufu Li have the sole voting and dispositive power with respect to 100% of the Class A Shares of the Issuer directly held by Snita.

Direct and Indirect Shareholders of PSD Investment

As of June 23, 2022, PSD Investment is 100% owned by PSD Capital, and PSD Capital is 100% owned by Shufu Li.

As of December 9, 2022, the shareholding structure among PSD Investment and its direct and indirect shareholders described above remain unchanged.

In conclusion, Reporting Persons include Snita and PSD Investment, both of which directly hold more than five percent of the outstanding Class A ADSs and Class A Class A Shares of the Issuer. The other Reporting Persons are direct or indirect shareholders of Snita and PSD Investment, including PSD Capital, Volvo Cars, VCAB, Geely Sweden, Shanghai Geely, Beijing Geely Wanyuan, Beijing Geely Kaisheng, Zhejiang Geely, and Shufu Li.

Non-Reporting Persons Indirectly Controlled by the Reporting Persons

Shufu Li directly or indirectly owns approximately 91.9% of equity interests in Zhejiang Geely (includes (x) 82.2% of the shares of Zhejiang Geely directly held by Shufu Li, and (y) 9.7% of the shares of Zhejiang Geely indirectly held by Shufu Li, over which he shares the voting and dispositive power with a person who is not a Reporting Person to this Schedule 13D). Shufu Li, through Zhejiang Geely, Beijing Geely Kaisheng, Beijing Geely Wanyuan, Shanghai Geely, and Geely Sweden (all of the foregoing, collectively, the “Geely Reporting Persons”), owns approximately 86.0% of GLy Capital Management Partners (Cayman) Limited. GLy Capital Management Partners (Cayman) Limited controls (i) Northpole GLY GP1, the general partner of Northpole GLY 1 LP and Northpole GLY 2 LP, and (ii) GLY New Mobility GP1, the general partner of GLY New Mobility 1. LP. See subtitle “Direct and Indirect Shareholders of Snita” above for a description of the shareholding structure of the Geely Reporting Persons.

Consequently, since voting and dispositive decisions with respect to the shares of the Issuer directly held by (x) GLY New Mobility 1. LP, (y) Northpole GLY 1 LP, and (z) Northpole GLY 2 LP (collectively, the “GLY Funds”) are ultimately made by Shufu Li, and the Geely Reporting Persons, they are deemed to have beneficial ownership over shares of the Issuer directly held by the GLY Funds for purposes of this Schedule 13D.

(d)

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended in its entirety as follows:

The Reporting Persons acquired the Shares covered by this Schedule 13D for investment purposes.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Shares, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

The GLY Funds, which are not Reporting Persons to this Schedule 13D but indirectly controlled by the Geely Reporting Persons and Shufu Li, may, from time to time, sell the securities of the Issuer the GLY Funds directly hold on the open market or make distributions in species to their respective limited partners who are not affiliated with the Reporting Persons. For purpose of this Schedule 13D, securities of the Issuer directly held by the GLY Funds are deemed to be beneficially owned by the Geely Reporting Persons and Shufu Li. See subtitle “Non-Reporting Persons Indirectly Controlled by the Reporting Persons” above for a description of the GLY Funds’ shareholding structure.

Except as set forth in this Schedule 13D, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subclauses (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subclauses (a) through (j) of this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)—(c) of the Schedule 13D are each hereby amended and restated in their entirety as follows:

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Amendment are incorporated herein by reference.

PSD Investment and PSD Capital’s aggregate percentage of beneficial ownership is approximately 39.3% of the outstanding shares of the Issuer.

Snita, Volvo Cars, and VCAB’s aggregate percentage of beneficial ownership is approximately 48.3% of the outstanding shares of the Issuer.

Geely Sweden, Shanghai Geely, Beijing Geely Wanyuan, Beijing Geely Kaisheng, and Zhejiang Geely’s aggregate percentage of beneficial ownership is approximately 50.0% of the outstanding shares of the Issuer.

Shufu Li’ s aggregate percentage of beneficial ownership is approximately 89.3% of the outstanding shares of the Issuer.

The percentages of beneficial ownership above are calculated by dividing the Reporting Persons’ response in Row 11 of their respective cover pages by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of August 17, 2022, as reported in the Issuer’s Amendment No.1 to Form F-1 Registration Statement filed on August 17, 2022 with the SEC. Assumes the conversion of Class B Shares into Class A Shares.

For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POLESTAR AUTOMOTIVE HOLDING LIMITED

Dated: December 23, 2022	/s/ Yaru Li
Name: 李亚茹 (Yaru Li)
Title: Director

SNITA HOLDING B.V.
Dated: December 23, 2022	/s/ Lex Kerssemakers
Name: Lex Kerssemakers Title: Director
/s/ Per Ansgar
Name: Per Ansgar
Title: Director

PSINV AB
Dated: December 23, 2022
/s/ Fredrik Aaben
Name: Fredrik Aaben Title: Director

/s/ Per Ansgar
Name: Per Ansgar
Title: Director

VOLVO CAR CORPORATION
Dated: December 23, 2022	/s/ Hanna Fager
Name: Hanna Fager Title: Authorised Signatory
/s/ Maria Hemberg
Name: Maria Hemberg
Title: Director and Authorised Signatory

VOLVO CAR AB
Dated: December 23, 2022	/s/ Hanna Fager
Name: Hanna Fager
Title: Authorised Signatory

/s/ Maria Hemberg
Name: Maria Hemberg
Title: Authorised Signatory

GEELY SWEDEN HOLDINGS AB

Dated: December 23, 2022	/s/ Shufu Li
Name: Shufu Li
Title: Director

/s/ Donghui Li
Name: Donghui Li Title: Director

SHANGHAI GEELY ZHAOYUAN INTERNATIONAL INVESTMENT CO., LTD

Dated: December 23, 2022	/s/ Donghui Li
Name: Donghui Li Title: Director
BEIJING GEELY WANYUAN INTERNATIONAL INVESTMENT CO., LTD

Dated: December 23, 2022	/s/ Donghui Li
Name: Donghui Li Title: Director
BEIJING GEELY KAISHENG INTERNATIONAL INVESTMENT CO., LTD

Dated: December 23, 2022	/s/ Donghui Li
Name: Donghui Li Title: Director

ZHEJIANG GEELY HOLDING GROUP COMPANY LIMITED

Dated: December 23, 2022	/s/ Donghui Li
Name: Donghui Li Title: Legal Representative & Director
PSD INVESTMENT LIMITED

Dated: December 23, 2022	/s/ Shufu Li
Name: Shufu Li Title: Sole Director
PSD CAPITAL LIMITED

Dated: December 23, 2022	/s/ Shufu Li
Name: Shufu Li Title: Sole Director
Dated: December 23, 2022	/s/ Shufu Li
Name: Shufu Li

SCHEDULE A-1

Information with Respect to

Executive Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers (if any) and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

Polestar Automotive Holding Limited (“Parent”)

Unless otherwise specified, the principal employer of each such individual is Parent. The business address of Parent is 27/F, Baiyulan Square, No. 501 Dong Da Ming Road, Shanghai, China.

Name	Title	Citizenship
Jan Mikael ALKMARK	Director	Sweden
LI Yaru	Director	China

Snita Holding B.V. (“Snita”)

Unless otherwise specified, the principal employer of each such individual is Snita. The business address of Snita is Stationsweg 2, Beesd, 4153 RD, Netherlands.

Name	Title	Citizenship
Per Ansgar	Director	Sweden
Lex (Alexander) Kerssemakers	Director	Netherlands

PSD Investment Limited (“PSD Investment”)

Unless otherwise specified, the principal employer of each such individual is PSD Investment. The business address of PSD Investment is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Name	Title	Citizenship
Shufu Li	Director	China

PSINV AB (“PSINV”)

Unless otherwise specified, the principal employer of each such individual is PSINV. The business address of PSINV is Avd. 50090 HB3S, 405 31 Göteborg, Sweden.

Name	Title	Citizenship
Fredrik Aaben	Director	Sweden
Per Ansgar	Director	Netherlands

Volvo Car Corporation (“Volvo Cars”)

Unless otherwise specified, the principal employer of each such individual is Volvo Cars. The business address of Volvo Cars is Avd. 50090 HB3S, 405 31 Göteborg, Sweden.

Name	Title	Citizenship
Jim Rowan	Director	United Kingdom
Maria Hemberg	Director	Sweden
Johan Ekdahl	Director	Sweden

PSD Capital Limited (“PSD Capital”)

Unless otherwise specified, the principal employer of each such individual is PSD Capital. The business address of PSD Capital is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Name	Title	Citizenship
Shufu Li	Director	China

Volvo Car AB (“VCAB”)

Unless otherwise specified, the principal employer of each such individual is VCAB. The business address of VCAB is Avd. 50090 HB3S, 405 31 Göteborg, Sweden.

Name	Title	Citizenship
Jim Rowan	Managing Director	United Kingdom
Shufu Li	Director	China
Ardian Avdullahu	Director (Employee Representative)	Sweden
Thomas Johnstone	Director	United Kingdom
Donghui Li	Direcotr	China
Anna Mossberg	Director	Sweden
Diarmuid O’Connell	Director	United States
Björn Olsson	Director (Employee Representative)	Sweden
Jörgen Olsson	Director (Employee Representative)	Sweden
Jonas Samuelsson	Director	Sweden
Lone Föns Schröder	Director	Denmark
Lilla Tretikov	Director	United States
Winfried Vahland	Director	Germany
Anna Margitin Blomberg	Deputy Director (Employee Representative)	Sweden
Marie Stenqvist	Deputy Director (Employee Representative)	Sweden

Geely Sweden Holdings AB (“Geely Sweden”)

Unless otherwise specified, the principal employer of each such individual is Geely Sweden. The business address of Geely Sweden is Box 10038, 400 70 Göteborg, Sweden.

Name	Title	Citizenship
Shufu Li	Director	China
Donghui Li	Director	China
Hans Erik Oscarsson	Director	Sweden
Lone Fönss Schröder	Director	Denmark

Shanghai Geely Zhaoyuan International Investment Co., Ltd (“Shanghai Geely”)

Unless otherwise specified, the principal employer of each such individual is Shanghai Geely. The business address of Shanghai Geely is Room 1478, Building 10, No. 1630 Yecheng Road, Jiangding District, Shanghai, China.

Name	Title	Citizenship
Conghui An	Director	China
Donghui Li	Director	China
Zhaoxing Wang	Director	China
Xueliang Yu	Director	China

Beijing Geely Wanyuan International Investment Co. Ltd (“Beijing Geely Wanyuan”)

Unless otherwise specified, the principal employer of each such individual is Beijing Geely Wanyuan. The business address of Beijing Geely Wanyuan is Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China.

Name	Title	Citizenship
Conghui An	Director	China
Donghui Li	Director	China
Zhaoxing Wang	Director	China

Beijing Geely Kaisheng International Investment Co., Ltd. (“Beijing Geely Kaisheng”)

Unless otherwise specified, the principal employer of each such individual is Beijing Geely Kaisheng. The business address of Beijing Geely Kaisheng is Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China.

Name	Title	Citizenship
Conghui An	Director	China
Donghui Li	Director	China
Zhaoxing Wang	Director	China

Zhejiang Geely Holding Group Company Limited (“Zhejiang Geely”)

Unless otherwise specified, the principal employer of each such individual is Zhejiang Geely. The business address of Zhejiang Geely is No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China.

Name	Title	Citizenship
Shufu Li	Director	China
Donghui Li	Director	China
Jian Yang	Director	China
Hong Sun	Director	China
Weilie Ye	Director	China